

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2023

Paul Song
Chief Executive Officer
NKGen Biotech, Inc.
3001 Daimler St.
Santa Ana, CA 92705

> **Re: NKGen Biotech, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 29, 2023**
> **File No. 333-275094**

Dear Paul Song:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Forward Purchase Agreements, Subscription Agreements, and Side Letter, page 75

1. We note your response to prior comment 8. Please further revise to provide a plain English description of your Forward Purchase Agreements and related agreements, including the following:
   - Describe the "Reset Price," "Valuation Date," "Cash Settlement Payment Date," and any other terms for which you do not clearly define;
   - Describe how the "Dilutive Offering Reset" and "Right of First Refusal" provisions work and how they may affect your ability to raise additional funds;
   - Provide examples on how the agreements operate;
   - Describe the risks and benefits to each of you and the FPA Investors based on how the agreements operate; and
   - Revise to clearly explain your reasoning for entering into these agreements.

Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ken Rollins, Esq.